[ACCO Brands Corporation Letterhead]

March 12, 2012

VIA EDGAR SUBMISSION AND COURIER

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	ACCO Brands Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed February 13, 2012

File No. 333-178869

Dear Mr. Field:

This letter is in response to the comments contained in the Staff’s comment letter dated February 28, 2012 with respect to ACCO Brands Corporation’s (“ACCO”) Amendment No. 1 to Registration Statement on Form S-4, as filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2012.

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter, indicated in bold, followed by ACCO’s responses immediately after each comment. In addition, we have filed today Amendment No.2 to the Registration Statement on Form S-4 (“Amendment No. 2”). The page numbers in the responses refer to pages of Amendment No. 2.

Risk Factors, page 32

1.	We note your response to our prior comment 9 and reissue. We note your disclosure in the first paragraph of this section that “[t]he risks described below are the most material, although not the only risks relating to the Separation, the Merger and ACCO after the Transactions.” Please revise this paragraph to clarify that you have discussed all known material risks. In this regard, we note that you have used the qualification “most material.”

In response to the Staff’s comment, we have revised the first paragraph in the “Risk Factors” section on page 31 of Amendment No. 2 to clarify that all known material risks are discussed in that section.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

March 12, 2012

Background of the Merger, page 56

2.	We note your response to our prior comment 15 and reissue in part. We note your disclosure that on June 14, 2011 your board authorized management to continue to explore a transaction with MWV provided a transaction could be completed within a specified range of valuation. Please revise to quantify the specified range of valuation established at this meeting.

In response to the Staff’s comment, we have revised the disclosure on page 54 of Amendment No. 2 to quantify the specified range of valuation established at the June 14, 2011 meeting of the ACCO Board of Directors.

Opinion of Barclays Capital, page 64

General, page 73

3.	We note your response to our prior comment 30 and reissue in part. We note that Barclays Capital and its affiliates have agreed to provide financing to ACCO, MWV and Spinco in connection with the Transactions. Please revise the second paragraph to quantify any fees to be paid to Barclays Capital and its affiliates related to this financing. To the extent the fees to be paid to Barclays Capital and its affiliates are based on estimates, please include disclosure to that effect.

In response to the Staff’s comment, we have revised the disclosure on page 71 of Amendment No. 2 to quantify the approximate amount of fees to be paid to Barclays Capital and its affiliates in connection with the Transactions, including fees payable in respect of the related financings.

Certain Forecasts Prepared by ACCO, page 81

4.	We note that Barclays Capital and William Blair used certain free cash flow projections provided by ACCO, MWV or MWV as adjusted by ACCO in their discounted cash flow analyses. We also note that the internal financial forecasts disclosed in this section and in the Certain Forecasts Prepared by MWV and the Mead C&OP Business Management section on page 83 do not include such projections. Please include the free cash flow projections.

In response to the Staff’s comment, we have revised the summary internal financial forecast tables on pages 79 and 80 in the section entitled “Certain Forecasts Prepared by ACCO” to include free cash flow projections. No free cash flow projections were prepared by MWV in connection with the Transactions and therefore no free cash flow projections are included in the section entitled “Certain Forecasts Prepared by MWV and the MEAD C&OP Business Management” in Amendment No. 2.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

March 12, 2012

5.	We note that Barclays Capital and William Blair used certain projections provided by ACCO, MWV or MWV as adjusted by ACCO in certain financial analyses through fiscal year 2016 while the internal financial forecasts disclosed in this section and in the Certain Forecasts Prepared by MWV and the Mead C&OP Business Management section on page 83 are only provided through fiscal year 2015. Please revise accordingly.

In response to the Staff’s comment, we have revised the disclosure in the section entitled “Certain Forecasts Prepared by ACCO” and in the section entitled “Certain Forecasts Prepared by MWV and the MEAD C&OP Business Management” to disclose certain financial forecasts through fiscal year 2016.

Debt Financing, page 121

6.	We note your response to our prior comment 35. Please revise this section to add an introductory paragraph to explain your anticipated timing related to the finalization of the anticipated debt financing discussed in this section. To the extent material, please also revise the Risk Factors section on page 32 to include any risks related to the finalization of your anticipated debt financing.

In response to the Staff’s comment, we have revised the disclosure in the section entitled “Debt Financing” beginning on page 121 to include a discussion of the senior secured credit agreement to be entered into in lieu of a fulsome discussion of the terms of the ACCO Commitment Letter and the Spinco Commitment Letter.

Information About the MEAD C&OP Business, page 169

7.	We note your response to our prior comment 46. Please confirm your understanding that the exhibits you intend to file with the Form 10 rather than the Form S-4 may be subject to review and comment. Please also note that we continue to review the remainder of this response as it relates to Items 5, 6 and 7 of Form 10 and may have further comment.

In response to the Staff’s comment, we confirm our understanding that the exhibits Monaco SpinCo Inc. intends to file with the Form 10 may be subject to review and comment.

Products, page 170

8.	We note your response to our prior comment 47 and reissue. Please revise to discuss in greater detail the MEAD C&OP Business’ principal products. We note, by way of comparison, the more fulsome description of ACCO’s products on pages 134-135.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

March 12, 2012

In response to the Staff’s comment, we have revised the disclosure beginning on page 143 of Amendment No. 2 to discuss in greater detail the MEAD C&OP Business’ principal products.

Comparison of the Rights of Stockholders Before and After the Transactions, page 210

9.	We note your response to our prior comment 54. We also note the new disclosure in this section in which you state that stockholders should read, among other things, the relevant provisions of Delaware law. Given that you are not including the relevant provisions of Delaware law as an exhibit to the registration statement, this suggestion is inappropriate. Please revise accordingly.

In response to the Staff’s comment, we have removed the phrase “the relevant provisions of Delaware law,” in the last sentence of the second paragraph in the section “Comparison of the Rights of Stockholders Before and After the Transactions” on page 179 of Amendment No. 2.

Age of Financial Statements

10.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, we confirm that we will continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Accountants’ Consents

11.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

12.	Refer to Exhibit 23.7 for the consent of PKF. Please clarify the date of their audit report on the financial statements of Pelikan Artline Joint Venture and Controlled Entities is February 10, 2011, rather than February 2, 2011.

In response to the Staff’s comment, the date of the audit report of PKF for the 2010 financial statements of Pelikan Artline Joint Venture and Controlled Entities should have read February 10, 2011, and not February 2, 2011. A new PKF consent has been included in Amendment No. 2 in respect of the 2011 financial statements of Pelikan Artline Joint Venture and Controlled Entities.

13.	Similar to the consent provided for PKF, please include or tell us why an auditors’ consent has not been provided by KPMG LLP relating to its audit report dated February 24, 2011 on the financial statements of ACCO Brands Europe Holding LP included at Exhibit 99.1 of ACCO Brands Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

March 12, 2012

In response to the Staff’s comment, ACCO acknowledges that the required consent was absent from Amendment No. 1 to the S-4 filed on February 13, 2012; such report having incorporated by reference ACCO’s 2010 10-K which included the audited financial statements of ACCO Brands Europe Holdings (ABEH). ACCO has obtained the required consent from its auditors for the 2010 audited ABEH financials. However, Amendment No. 2 has been updated to incorporate by reference ACCO’s 2011 10-K which does not include audited financial statements for ABEH as audited financial statements for ABEH are no longer required.

If you have any questions regarding the foregoing, please contact the undersigned at (847) 484-3010.

Very truly yours,

/s/ Steven Rubin
Steven Rubin Senior Vice President, Secretary and General Counsel
ACCO Brands Corporation

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